UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Biodesix, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09075X108

(CUSIP Number)

April 9, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075X108

1	NAMES OF REPORTING PERSONS Perceptive Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,673,880
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,673,880

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,673,880
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 09075X108

1	NAMES OF REPORTING PERSONS Joseph Edelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,673,880
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,673,880

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,673,880
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 09075X108

1	NAMES OF REPORTING PERSONS Perceptive Credit Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,673,880
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,673,880

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,673,880
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 09075X108

1	NAMES OF REPORTING PERSONS PCOF EQ AIV IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,137,320
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,137,320

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,137,320
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 09075X108

1	NAMES OF REPORTING PERSONS Perceptive Credit Holdings IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,536,560
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,536,560

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,536,560
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a).	Name of Issuer:

Biodesix, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

919 West Dillon Road

Louisville, Colorado 80027

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Perceptive Advisors LLC (“Perceptive Advisors”)

Joseph Edelman (“Mr. Edelman”)

Perceptive Credit Advisors LLC (“Perceptive Credit”)

PCOF EQ AIV IV, LP (the “Opportunity Fund”)

Perceptive Credit Holdings IV, LP (the “Credit Fund”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor

New York, NY 10003

Item 2(c).	Citizenship:

Perceptive Advisors is a Delaware limited liability company.

Mr. Edelman is a United States citizen.

Perceptive Credit is a Delaware limited liability company.

The Opportunity Fund is a Delaware limited partnership.

The Credit Fund is a Delaware limited partnership.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

09075X108

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 114,685,783 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 8, 2024 and give effect to the exercise of the Warrants (as defined below).

The Credit Fund directly holds (i) 1,036,560 shares of Common Stock, (ii) 4,500,000 warrants to purchase shares of Common Stock (the “Warrants”), consisting of (a) 3,000,000 warrants that are currently exercisable at an exercise price of $1.0648 per share and which will expire on November 21, 2032, (b) 1,000,000 warrants that are currently exercisable at an exercise price of $1.0648 per share and which expire on December 20, 2033, and (c) 500,000 warrants that are currently exercisable at an exercise price of $1.6254 per share and which will expire on May 10, 2033, and (iii) 25,914 shares of Series A Non-Voting Preferred Stock, par value $0.001 per share (the “Preferred Stock”) that may convert into 1,036,560 shares of Common Stock, as described below. The Opportunity Fund directly holds (i) 1,137,320 shares of Common Stock and (ii) 28,433 shares of Preferred Stock that may convert into 1,137,320 shares of Common Stock, as described below. The Common Stock ownership amounts set forth in this Schedule 13G exclude the shares of Common Stock into which the Preferred Stock will automatically convert following satisfaction of the Stockholder Approval Requirement (as defined below) because the Reporting Persons do not have the right to acquire such shares prior to satisfaction of the Stockholder Approval Requirement.

The shares of Preferred Stock are not currently convertible and may only be converted once the Issuer obtains requisite stockholder approval (the “Stockholder Approval Requirement”), which the Issuer will submit to its stockholders at its annual meeting of stockholders. Once the Stock Approval Requirement has been satisfied, the shares of Preferred Stock will automatically convert into shares of Common Stock at a conversion rate of one-for-forty (the “Initial Conversion Rate”). Provided, however, the Preferred Stock will not convert into shares of Common Stock if the Reporting Persons would beneficially own more than 19.9% of the Issuer’s outstanding shares of Common Stock following such Conversion (the “Conversion Blocker”). Following satisfaction of the Stockholder Approval Requirement, and subject to the Conversion Blocker, the 25,914 shares of Preferred Stock held by the Credit Fund would convert at the Initial Conversion Rate into 1,036,600 shares of Common Stock and the 28,433 shares of Preferred Stock held by the Opportunity Fund would convert at the Initial Conversion Rate into 1,137,320 shares of Common Stock.

The Warrants may not be exercised if the Reporting Persons would beneficially own more than 9.9% of the Issuer’s outstanding shares of Common Stock after giving effect to such exercise. Accordingly, the Credit Fund could currently exercise an aggregate of 4,500,000 Warrants into 4,500,000 shares of Common Stock.

Perceptive Credit serves as the investment manager to each of the Credit Fund and Opportunity Fund and as relying advisor under Perceptive Advisors. Perceptive Credit Opportunities GP, LLC serves as the general partner of the Credit Fund. PCOF EQ AIV GP, LLC serves as the general partner of the Opportunity Fund. Mr. Edelman is the managing member of Perceptive Advisors. Each of Perceptive Advisors, Perceptive Credit and Mr. Edelman may be deemed to beneficially own the securities of the Issuer held by the Credit Fund and the Opportunity Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 13, 2024

PERCEPTIVE ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

/s/ Joseph Edelman
JOSEPH EDELMAN

PERCEPTIVE CREDIT ADVISORS LLC

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE CREDIT HOLDINGS IV, LP

By:	Perceptive Credit Opportunities GP, LLC, its general partner

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member

PERCEPTIVE EQ AIV IV, LP

By: PCOF EQ AIV GP, LLC, its general partner

By:	/s/ Joseph Edelman
Name: Joseph Edelman
Title: Managing Member